UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

Chinook Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16961L 106

(CUSIP Number)

Versant Venture Capital VII, L.P.

Robin L. Praeger

One Sansome Street, Suite 3630

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 16961L 106

1.	Name of Reporting Persons Versant Venture Capital VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,733,023 shares of common stock(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,733,023 shares of common stock(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII (as defined in Item 2(a) below). Versant Ventures VII GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) below), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,733,023 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,733,023 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VII GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,733,023 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,733,023 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,733,023 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 11.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VII.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I Parallel, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 722,247 shares of common stock(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 722,247 shares of common stock(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,247 shares of common stock(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel (as defined in Item 2(a) below). Versant Ventures VI GP-GP (as defined in Item 2(a) below) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) below), which is the general partner of Versant Voyageurs I GP LP (as defined in Item 2(a) below). Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 722,247 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 722,247 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,247 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 722,247 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 722,247 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,247 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 722,247 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 722,247 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 722,247 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 1.7% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant I Parallel. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP may be deemed to share voting and dispositive power with respect to the shares held by Versant I Parallel.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,433,099 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,433,099 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,433,099 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Voyageurs I (as defined in Item 2(a) below). Versant Voyageurs I GP (as defined in Item 2(a) below) is the general partner of Versant Voyageurs I and may be deemed to share voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

1.	Name of Reporting Persons Versant Voyageurs I GP Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Nova Scotia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,433,099 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,433,099 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,433,099 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 5.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Voyageurs I. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and may be deemed to have voting and dispositive power with respect to the shares held by Versant Voyageurs I.

(2)	The percentages used herein are calculated based upon 42,120,116 shares issued and outstanding as reported by the Issuer to the Reporting Persons on October 14, 2020.

CUSIP No. 16961L 106	13D

Item 1. Security and Issuer

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Chinook Therapeutics, Inc., a Delaware corporation (the “Issuer”) formerly known as “Aduro Biotech, Inc.”. The address of the principal executive offices of the Issuer is 1600 Fairview Avenue East, Suite 100 Seattle, WA 98102.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a) This Statement is filed by Versant Venture Capital VII, L.P. (“Versant VII”), Versant Voyageurs I Parallel, L.P. (“Versant I Parallel”), Versant Voyageurs I, L.P. (“Versant Voyageurs I”), Versant Ventures VII GP, L.P. (“Versant Ventures VII GP”), Versant Ventures VII GP-GP, LLC (“Versant Ventures VII GP-GP”), Versant Voyageurs I GP, L.P. (“Versant Voyageurs I GP LP”), Versant Voyageurs I GP Company (“Versant Voyageurs I GP”), Versant Ventures VI GP, L.P. (“Versant Ventures VI GP”), and Versant Ventures VI GP-GP, LLC (“Versant Ventures VI GP-GP” and together with Versant VII, Versant I Parallel, Versant Voyageurs I, Versant Ventures VII GP, Versant Ventures VII GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP and Versant Ventures VI GP, collectively, the “Reporting Persons”). Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Versant Ventures VII GP-GP and Versant Ventures VII GP share voting and dispositive power with respect to the shares held by Versant VII. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant Voyageurs I GP LP. Versant Voyageurs I GP LP is the general partner of Versant I Parallel. Versant Voyageurs I GP LP, Versant Ventures VI GP and Versant Ventures VI GP-GP share voting and dispositive power with respect to the shares held by Versant I Parallel. Versant Voyageurs I GP is the general partner of Versant Voyageurs I and has voting and dispositive power with respect to the shares held by Versant Voyageurs I. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to this Statement as Exhibit 1. other than those securities reported herein as being held directly by such Reporting Person, each Reporting Person disclaims beneficial ownership of all securities reported in this Amendment except to the extent of such Reporting Person’s pecuniary interest therein.

(b) The business address for each of the Reporting Persons is:

c/o Versant Ventures

One Sansome Street, Suite 3630

San Francisco, CA 94104

(c) Each of Versant VII, Versant I Parallel and Versant Voyageurs I are venture capital investment entities and each of Versant Ventures VII GP, Versant Ventures VII GP-GP, Versant Voyageurs I GP LP, Versant Voyageurs I GP, Versant Ventures VI GP and Versant Ventures VI GP-GP are the general partners of the venture capital investment entities.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Versant VII – formed under the laws of the state of Delaware

Versant I Parallel – formed under the laws of Ontario, Canada

Versant Voyageurs I – formed under the laws of Ontario, Canada

Versant Ventures VI GP – formed under the laws of the state of Delaware

Versant Ventures VI GP-GP – formed under the laws of the state of Delaware

Versant Ventures VII GP – formed under the laws of the state of Delaware

Versant Ventures VII GP-GP – formed under the laws of the state of Delaware

Versant Voyageurs I GP LP – formed under the laws of the state of Delaware

Versant Voyageurs I GP – formed under the laws of Nova Scotia, Canada

Item 3. Source and Amount of Funds or Other Consideration.

On October 5, 2020, effective upon the closing of the merger of a wholly-owned subsidiary of the Issuer (“Merger Sub”) with and into Chinook Therapeutics U.S., Inc. (“Merger”), each outstanding ordinary and preferred share of Chinook Therapeutics U.S., Inc. was cancelled and exchanged for 0.292188 shares of Common Stock of the Issuer for no consideration, which resulted in Versant VII receiving 4,733,023 shares of Common Stock of the Issuer in exchange for its capital stock of Chinook Therapeutics U.S., Inc., Versant I Parallel receiving 722,247 shares of Common Stock of the Issuer in exchange for its capital stock of Chinook Therapeutics U.S., Inc. and Versant Voyageurs I receiving 2,433,099 shares of Common Stock of the Issuer in exchange for its capital stock of Chinook Therapeutics U.S., Inc.

All shares of the capital stock of the Issuer covered by this Statement were originally acquired by Versant VII, Versant I Parallel and Versant Voyageurs I using investment funds provided to each of Versant VII, Versant I Parallel and Versant Voyageurs I by their respective limited and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that it may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions (including by means of Rule 10b5-1 programs), and review or reconsider their position, change their purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5. Interest in Securities of the Issuer

(a) and (b) See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the respective limited partnership agreements of each of Versant VII, Versant I Parallel and Versant Voyageurs I (the “Funds”), the respective limited and general partners of the Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On June 1, 2020, Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc., entered into an Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, as amended by the First Amendment to Agreement and Plan of Merger and Reorganization, dated as of August 17, 2020 (the “Merger Agreement” and such transaction, the “Merger”). At the effective time of the Merger, each ordinary share and preferred share of Chinook Therapeutics U.S., Inc. were converted into the right to receive 0.292188 shares of Common Stock of the Issuer, subject to adjustment pursuant to the Merger Agreement. In connection with the Merger, each outstanding and unexercised option to purchase ordinary shares of Chinook Therapeutics U.S., Inc. was assumed by the Issuer and was converted into an option to purchase shares of the Issuer’s Common Stock at the applicable exchange ratio. The terms and provisions of the Merger Agreement are described more fully in the Issuer’s current reports on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2020, August 18, 2020, and October 7, 2020, and the above summary is qualified by reference to such description and the full text of the Agreement and Plan of Merger and Reorganization and the First Amendment to the Agreement and Plan of Merger and Reorganization, which are filed as Exhibit 2 and Exhibit 3 to this Statement, respectively and are incorporated herein by reference.

Jerel Davis, Ph.D. (“Dr. Davis”), who is a Managing Director of Versant Ventures, is also a member of the board of directors of the Issuer. In his capacity as a member of the board of directors of the Issuer, Dr. Davis may be entitled to receive stock options or other equity awards pursuant to the Company’s 2019 Equity Incentive Plan, attached hereto as Exhibit 4.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Dr. Davis. The indemnification agreement requires the Issuer, among other things, to indemnify Dr. Davis for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Dr. Davis in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Issuer’s current report on Form 8-K as filed with the Commission on October 7, 2020, and the above summary is qualified by reference to such description and the full text of the indemnification agreement, a form of which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on June 2, 2020 (SEC File No. 001-37345) and incorporated herein by reference).

Exhibit 3	First Amendment to Agreement and Plan of Merger and Reorganization, dated August 17, 2020 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K as filed with the Commission on August 18, 2020 (SEC File No. 001-37345) and incorporated herein by reference).

Exhibit 4	2019 Equity Incentive Plan and corresponding form of award agreements thereto (filed as Exhibit 99.1 to the Company Registration Statement on Form S-8 as filed with the Commission on October 6, 2020 (SEC File No. 333-249351) and incorporated herein by reference).

Exhibit 5	Form of Indemnity Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K as filed with the Commission on October 7, 2020 (SEC File No. 001-37345) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2020
Versant Venture Capital VII, L.P.
By:	Versant Ventures VII GP, L.P.
Its:	General Partner
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VII GP, L.P.
By:	Versant Ventures VII GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VII GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I Parallel, L.P.
By:	Versant Voyageurs I GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Robin L. Praeger, Managing Director

Versant Ventures VI GP-GP, LLC

By:	/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I GP, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

/s/ Robin L. Praeger, Managing Director

Versant Voyageurs I, L.P.
By:	Versant Voyageurs I GP Company
Its:	General Partner

/s/ Robin L. Praeger, President

Versant Voyageurs I GP Company

/s/ Robin L. Praeger, President